Exhibit 99.1

Enerplus Announces First Quarter 2024 Results

All amounts in this news release are presented in United States dollars unless otherwise specified. All financial information contained within this news release has been prepared in accordance with U.S. GAAP. Production information, unless otherwise stated, is presented on a net basis (after deduction of royalty obligations). This news release includes forward-looking statements and information within the meaning of applicable securities laws. Readers are advised to review the "Forward-Looking Information and Statements" at the conclusion of this news release. Readers are also referred to "Notice Regarding Information Contained in this News Release" and "Non-GAAP and Other Financial Measures" at the end of this news release for information regarding the presentation of the financial and operational information in this news release, as well as the use of certain financial measures that do not have standard meaning under U.S. GAAP. A copy of Enerplus' first quarter 2024 and annual 2023 Financial Statements and associated MD&A are or will be available on our website at www.enerplus.com, under our profile on SEDAR+ at www.sedarplus.ca and on the EDGAR website at www.sec.gov.

CALGARY, AB, May 8, 2024 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) today announced financial and operating results for the first quarter of 2024. Due to the pending combination with Chord Energy Corporation ("Chord"), Enerplus will not host a conference call or webcast to discuss its first quarter results.

The Company reported first quarter 2024 cash flow from operating activities and adjusted funds flow of $128.7 million and $173.1 million, respectively, compared to $241.4 million and $260.4 million in the first quarter of 2023. Cash flow from operating activities decreased from the prior year period primarily due to lower natural gas production and weaker commodity prices.

FIRST QUARTER HIGHLIGHTS

  Adjusted funds flow(1) was $173.1 million (inclusive of $7.8 million of transaction costs associated with the pending combination with Chord)
  Capital spending was $126.7 million
  Generated free cash flow(1) of $46.4 million
  First quarter total production was 87,151 BOE per day, including liquids production of 56,513 barrels per day
  Strong operational momentum expected to drive approximately 15% sequential liquids production growth in the second quarter of 2024
(1) This is a non-GAAP financial measure. Refer to "Non-GAAP and Other Financial Measures" section for more information.

"Our positive operating performance is continuing in 2024," said Ian C. Dundas, President and CEO. "We are delivering strong results across our North Dakota position including improving cycle times and excellent well productivity. With this operating momentum and our liquids volumes building into the second quarter, we remain well positioned relative to our 2024 outlook. Our pending combination with Chord will further enhance the value proposition for our shareholders by bringing together our premier asset bases, operational abilities and technical acumen."

FIRST QUARTER SUMMARY

Production in the first quarter of 2024 was 87,151 BOE per day, a decrease of 11% compared to the same period in 2023, and 16% lower than the prior quarter. Crude oil and natural gas liquids production in the first quarter of 2024 was 56,513 barrels per day, in line with the same period a year ago, and 16% lower than the prior quarter. The lower production compared to the prior quarter was driven by the planned sequencing of Enerplus' completions program in North Dakota, with no operated wells brought online during the fourth quarter of 2023, and lower natural gas production due to price-related curtailments in the Marcellus. First quarter liquids production was also impacted by severe winter weather in North Dakota during January 2024.

Enerplus reported first quarter 2024 net income of $66.1 million, or $0.32 per share (basic), compared to net income of $137.5 million, or $0.63 per share (basic), in the same period in 2023. Excluding certain non-cash or non-recurring items, adjusted net income(1) for the first quarter of 2024 was $73.1 million, or $0.36 per share (basic), compared to $140.7 million, or $0.65 per share (basic), during the same period in 2023. First quarter 2024 net income and adjusted net income were lower than the prior year period primarily due to lower natural gas production and a decrease in realized commodity prices, offset by lower tax expense. Transaction costs of $7.8 million related to the proposed combination with Chord were also recorded during the quarter, which contributed to the lower adjusted net income relative to the prior year period.

Enerplus' first quarter 2024 realized Bakken oil price differential was $2.64 per barrel below WTI, compared to $0.06 per barrel above WTI in the first quarter of 2023 due to weaker refinery utilizations and higher basin production levels in the first quarter of 2024.

The Company's realized Marcellus natural gas price differential was $0.06 per Mcf above NYMEX during the first quarter of 2024, compared to $0.64 per Mcf below NYMEX in the first quarter of 2023 due to basis tightening resulting from lower benchmark prices and strong cash prices during cold weather events in the first quarter of 2024.

Operating expenses were $12.86 per BOE in the first quarter of 2024, compared to $10.56 per BOE during the first quarter of 2023. The increase in per unit operating expenses compared to the prior year period was primarily due to higher planned well service activity and a greater proportion of production from North Dakota due to limited capital investment and price-related production curtailments in the Marcellus.

Cash general and administrative expenses for the first quarter of 2024 were $1.20 per BOE compared to $1.48 per BOE during the same period in 2023.

Current tax expense was $2.4 million in the first quarter of 2024.

Capital spending totaled $126.7 million in the first quarter of 2024.

Enerplus ended the first quarter of 2024 with total debt of $174.1 million and cash of $33.4 million. Enerplus was drawn $51.5 million on its $1.3 billion credit facilities.

(1) This is a non-GAAP financial measure. Refer to "Non-GAAP and Other Financial Measures" section for more information.

OPERATIONS

North Dakota production averaged 66,393 BOE per day during the first quarter of 2024, approximately flat compared with the same period a year ago, and 15% lower than the prior quarter due to the planned sequencing of the Company's completions program and severe winter weather during January 2024. During the first quarter, Enerplus drilled 21 gross operated wells (76% average working interest) and brought 12 gross operated wells (81% average working interest) on production in North Dakota.

Operational execution remains solid with improving drilling and completion cycle times, including a significant increase in completion stages per day driven by simul-frac operations, total well costs tracking 5% lower year-over-year, and strong well productivity. In the second quarter, Enerplus expects to bring 36 to 43 gross (27 to 33 net) operated wells on production in North Dakota which is anticipated to support approximately 15% liquids production growth compared to the first quarter.

Marcellus production averaged 116.5 MMcf per day during the first quarter of 2024, approximately 18% lower than the prior quarter and 35% lower than the same period in 2023 due to limited capital investment and price related production curtailments.

RETURN OF CAPITAL TO SHAREHOLDERS

Enerplus returned $29.5 million to shareholders through share repurchases and dividends during the first quarter. The Company paid $13.3 million in dividends in the quarter and repurchased and cancelled approximately 1.1 million common shares under its normal course issuer bid ("NCIB") at an average price of $14.37 per share, for total consideration of $16.2 million.

Enerplus announced a quarterly cash dividend of $0.065 per share payable on June 4, 2024 to shareholders of record on May 22, 2024.

2024 GUIDANCE

There are no changes to Enerplus' previously announced 2024 guidance of $550 million of capital spending and total production of approximately 99,000 BOE per day, including liquids production of approximately 64,000 barrels per day.

PRICE RISK MANAGEMENT

The following is a summary of Enerplus' financial commodity hedging contracts at May 7, 2024:

WTI Crude Oil ($/bbl)(1)
April 1, 2024 – June 30, 2024
3 Way Collars
Volume (bbls/day)	5,000
Sold Puts	$ 65.00
Purchased Puts	$ 77.00
Sold Calls	$ 95.00

(1)	The total average deferred premium spent on outstanding crude oil contracts is $1.25/bbl from April 1, 2024 - June 30, 2024.

FIRST QUARTER 2024 PRODUCTION AND OPERATIONAL SUMMARY TABLES

Summary of Average Daily Production(1)

	Three months ended March 31, 2024
	Williston Basin	Marcellus	Other(2)	Total
Tight oil (bbl/d)	45,238	-	1,028	46,266
Total crude oil (bbl/d)	45,238	-	1,028	46,266

Natural gas liquids (bbl/d)	10,120	-	127	10,247

Shale gas (Mcf/d)	66,207	116,521	1,098	183,826
Total natural gas (Mcf/d)	66,207	116,521	1,098	183,826

Total production (BOE/d)	66,393	19,420	1,338	87,151

(1)	Table may not add due to rounding.
(2)	Primarily DJ Basin.

Summary of Wells Drilled(1)

	Three months ended March 31, 2024
	Operated		Non-Operated
	Gross	Net	Gross	Net
Williston Basin	21	16.0	21	2.9
Marcellus	-	-	22	0.9
DJ Basin	-	-	-	-
Total	21	16.0	43	3.8

(1)	Table may not add due to rounding.

Summary of Wells Brought On-Stream(1)

	Three months ended March 31, 2024
	Operated		Non-Operated
	Gross	Net	Gross	Net
Williston Basin	12	9.7	1	0.3
Marcellus	-	-	6	0.1
DJ Basin	-	-	-	-
Total	12	9.7	7	0.3

(1)	Table may not add due to rounding.

	Three months ended
SELECTED FINANCIAL RESULTS	March 31,
	2024	2023
Financial (US$, thousands, except ratios)
Net Income/(Loss)	$66,136	$137,486
Adjusted Net Income(1)	73,091	140,729
Cash Flow from Operating Activities	128,657	241,401
Adjusted Funds Flow(1)	173,066	260,409
Dividends to Shareholders - Declared	13,276	11,993
Net Debt(1)	140,692	150,622
Capital Spending	126,702	138,648
Property and Land Acquisitions	1,464	1,748
Property and Land Divestments	(100)	233
Net Debt to Adjusted Funds Flow Ratio(1)	0.2x	0.1x

Financial per Weighted Average Shares Outstanding
Net Income/(Loss) - Basic	$0.32	$0.63
Net Income/(Loss) - Diluted	0.32	0.62
Weighted Average Number of Shares Outstanding (000's) - Basic	203,558	216,806
Weighted Average Number of Shares Outstanding (000's) - Diluted	205,852	222,927

Selected Financial Results per BOE(2)(3)
Crude Oil & Natural Gas Sales(4)	$45.65	$47.02
Commodity Derivative Instruments	0.09	3.90
Operating Expenses	(12.86)	(10.56)
Transportation Costs	(4.09)	(4.30)
Production Taxes	(3.71)	(3.43)
General and Administrative Expenses	(1.20)	(1.48)
Cash Share-Based Compensation Recovery/(Expense)	(0.43)	0.10
Interest, Foreign Exchange and Other Expenses	(1.32)	(0.37)
Current Income Tax Recovery/(Expense)	(0.31)	(1.25)
Adjusted Funds Flow(1)	$21.82	$29.63

	Three months ended
SELECTED OPERATING RESULTS	March 31,
	2024	2023
Average Daily Production(3)
Crude Oil (bbls/day)	46,266	47,369
Natural Gas Liquids (bbls/day)	10,247	9,365
Natural Gas (Mcf/day)	183,826	245,509
Total (BOE/day)	87,151	97,652

% Crude Oil and Natural Gas Liquids	65%	58%

Average Selling Price(3)(4)
Crude Oil (per bbl)	$74.54	$76.34
Natural Gas Liquids (per bbl)	18.21	20.55
Natural Gas (per Mcf)	1.86	3.18

Net Wells Drilled	19.8	15.7

(1)	This financial measure is a non-GAAP financial measure. See "Non-GAAP and Other Financial Measures" section in this news release.
(2)	Non-cash amounts have been excluded.
(3)	Represents net production volumes. See "Basis of Presentation" section in this news release.
(4)	Before transportation costs and commodity derivative instruments.

Condensed Consolidated Balance Sheets

(US$ thousands) unaudited	March 31, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	$33,412	$66,731
Accounts receivable, net of allowance for doubtful accounts	252,571	268,433
Other current assets	28,748	48,120
	314,731	383,284
Property, plant and equipment:
Crude oil and natural gas properties (full cost method)	1,551,081	1,511,682
Other capital assets	10,994	9,546
Property, plant and equipment	1,562,075	1,521,228
Other long-term assets	6,141	5,945
Right-of-use assets	23,851	24,996
Deferred income tax asset	131,527	133,023
Total Assets	$2,038,325	$2,068,476

Liabilities
Current liabilities
Accounts payable and other current liabilities	$357,541	$385,670
Current portion of long-term debt	80,600	80,600
Current portion of lease liabilities	11,460	12,087
	449,601	478,357
Long-term debt	93,504	105,429
Asset retirement obligation	117,631	125,452
Lease liabilities	13,067	14,333
Deferred income tax liability	118,648	117,556
Total Liabilities	792,451	841,127

Shareholders' Equity
Share capital – authorized unlimited common shares, no par value Issued and outstanding: March 31, 2024 – 204 million shares December 31, 2023 – 202 million shares	2,694,403	2,692,053
Paid-in capital	13,531	44,499
Accumulated deficit	(1,160,719)	(1,207,862)
Accumulated other comprehensive loss	(301,341)	(301,341)
	1,245,874	1,227,349
Total Liabilities & Shareholders' Equity	$2,038,325	$2,068,476

Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

	Three months ended
	March 31,
(US$ thousands, except per share amounts) unaudited	2024	2023
Revenues
Crude oil and natural gas sales	$362,037	$413,182
Commodity derivative instruments gain/(loss)	(2,775)	27,965
	359,262	441,147
Expenses
Operating	102,001	92,804
Transportation	32,464	37,768
Production taxes	29,436	30,123
General and administrative	24,257	19,432
Depletion, depreciation and accretion	92,510	87,109
Interest	3,530	4,318
Other expense/(income)	(3,873)	(2,763)
Transaction costs	7,769	—
	288,094	268,791
Income/(Loss) Before Taxes	71,168	172,356
Current income tax expense/(recovery)	2,445	11,000
Deferred income tax expense/(recovery)	2,587	23,870
Net Income/(Loss) and Comprehensive Income/(Loss)	$66,136	$137,486

Net Income/(Loss) per Share
Basic	$0.32	$0.63
Diluted	$0.32	$0.62

Condensed Consolidated Statements of Cash Flows

	Three months ended
	March 31,
(US$ thousands) unaudited	2024	2023
Operating Activities
Net income/(loss)	$66,136	$137,486
Non-cash items add/(deduct):
Depletion, depreciation and accretion	92,510	87,109
Unrealized (gain)/loss on derivative instruments	3,529	6,344
Deferred income tax expense/(recovery)	2,587	23,870
Share-based compensation and general and administrative	11,351	7,363
Other expense/(income)	(3,189)	(1,835)
Amortization of debt issuance costs	343	394
Investing activities in Other expense/(income)	(201)	(322)
Asset retirement obligation settlements	(10,941)	(6,782)
Changes in non-cash operating working capital	(33,468)	(12,226)
Cash flow from/(used in) operating activities	128,657	241,401

Financing Activities
Drawings from/(repayment of) bank credit facilities	(12,267)	(56,316)
Purchase of common shares under Normal Course Issuer Bid	(16,201)	(54,560)
Share-based compensation – tax withholdings settled in cash	(29,566)	(16,392)
Dividends	(13,276)	(11,993)
Cash flow from/(used in) financing activities	(71,310)	(139,261)

Investing Activities
Capital and office expenditures	(104,829)	(93,923)
Canadian divestments	13,335	5,191
Property and land acquisitions	(1,464)	(1,748)
Property and land divestments	2,400	2,733
Cash flow from/(used in) investing activities	(90,558)	(87,747)
Effect of exchange rate changes on cash and cash equivalents	(108)	185
Change in cash and cash equivalents	(33,319)	14,578
Cash and cash equivalents, beginning of period	66,731	38,000
Cash and cash equivalents, end of period	$33,412	$52,578

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations. For more information, visit the Company's website at www.enerplus.com.

NOTICE REGARDING INFORMATION CONTAINED IN THIS NEWS RELEASE

Readers are urged to review the 2024 interim Management's Discussion & Analysis (MD&A) and financial statements, and 2023 MD&A and financial statements filed on SEDAR+ and as part of our Form 6-K and Form 40-F, respectively, on EDGAR concurrently with this news release for more complete disclosure on our operations.

Advisory Regarding 2024 Guidance

This news release includes certain corporate guidance of Enerplus with respect to its operations and financial results for the remainder of 2024. Enerplus' outlook and guidance presented in this news release does not take into account any impact from the closing of the acquisition of Enerplus by Chord (the "Arrangement"), as described in the first quarter 2024 MD&A, which is anticipated to occur on May 31, 2024, and as such, the actual results from Enerplus' business and operations in such period may change as a result of the completion of the Arrangement.

Currency and Accounting Principles

All amounts in this news release are stated in U.S. dollars unless otherwise specified. All financial information in this news release has been prepared and presented in accordance with U.S. GAAP, except as noted below under "Non-GAAP and Other Financial Measures".

Barrels of Oil Equivalent

This news release contains references to "BOE" (barrels of oil equivalent), "MBOE" (one thousand barrels of oil equivalent), and "MMBOE" (one million barrels of oil equivalent). Enerplus has adopted the standard of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to BOEs. BOE, MBOE and MMBOE may be misleading, particularly if used in isolation. The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading.

Basis of Presentation

All production volumes presented in this news release are reported on a "net" basis (the Company's working interest share after deduction of royalty obligations, plus the Company's royalty interests), unless expressly indicated that it is being presented on a "gross" basis.

All references to "liquids" in this news release include light and medium crude oil, heavy oil and tight oil (all together referred to as "crude oil") and NGLs on a combined basis. All references to "natural gas" in this news release include conventional natural gas and shale gas on a combined basis.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This news release contains certain forward-looking information and statements ("forward-looking information") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "ongoing", "may", "will", "project", "plans", "budget", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information pertaining to the following: 2024 production and capital spending guidance; expectations regarding liquids production growth in the second quarter of 2024; expectations regarding the number of gross and net operated wells brought on production in the second quarter of 2024; and the closing of the Arrangement and the anticipated timing and benefits thereof to shareholders.

The forward-looking information contained in this news release reflects several material factors and expectations and assumptions of Enerplus including, without limitation: that we will conduct our operations and achieve results of operations as anticipated; the continued operation of the Dakota Access Pipeline; that our development plans will achieve the expected results; that lack of adequate infrastructure will not result in curtailment of production and/or reduced realized prices beyond our current expectations; current and anticipated commodity prices, differentials and cost assumptions; the general continuance of current or, where applicable, assumed industry conditions, the impact of inflation, weather conditions and storage fundamentals; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve and contingent resource volumes; the continued availability of adequate debt and/or equity financing and adjusted funds flow to fund our capital, operating and working capital requirements, and dividend payments as needed; our ability to comply with our debt covenants; our ability to meet the targets associated with our credit facilities; the availability of third party services; expected transportation expenses; the extent of our liabilities; and the availability of technology and process to achieve environmental targets. In addition to the foregoing, this news release contains certain expectations and assumptions regarding the Arrangement, including: the ability of Enerplus and Chord to satisfy the conditions to closing in a timely manner and substantially on the terms as at the date hereof; and that all required regulatory, stock exchange, court and shareholder approvals can be obtained on the necessary terms and in a timely manner.

In addition, our production and capital expenditures 2024 guidance described in this news release is based on rest of year commodity prices of: a WTI price of $80.00/bbl, a NYMEX price of $2.50/Mcf and a CDN/USD exchange rate of 0.72. Enerplus believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty.

The forward-looking information included in this news release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: continued instability, or further deterioration, in global economic and market environment, including from inflation and/or the conflicts in Ukraine and the Middle East and heightened geopolitical risks; decreases in commodity prices or volatility in commodity prices; changes in realized prices of Enerplus' products from those currently anticipated; changes in the demand for or supply of our products, including global energy demand; volatility in our common share trading price; unanticipated operating results, results from our capital spending activities or production declines; legal proceedings or other events inhibiting or preventing operation of the Dakota Access Pipeline; curtailment of our production due to low realized prices or lack of adequate infrastructure; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in our capital plans or by third party operators of our properties; increased debt levels or debt service requirements; inability to comply with debt covenants under our credit facilities and/or outstanding senior notes; inaccurate estimation of our oil and gas reserve and contingent resource volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners and third party service providers; changes in law or government programs or policies in Canada or the United States; and certain other risks detailed from time to time in our public disclosure documents (including, without limitation, those risks identified in our first quarter 2024 MD&A, our annual information form for the year ended December 31, 2023, our 2023 annual MD&A and Form 40-F as at December 31, 2023). In addition, in relation to the Arrangement: Enerplus and Chord may not receive or obtain, in a timely manner or at all, the necessary approvals and other conditions required in connection with the Arrangement, including shareholder approvals, regulatory approvals, stock exchange approvals and court approval, and, as a result, the Arrangement may not be completed in a timely manner or at all. See Enerplus' management information circular and proxy statement dated April 23, 2024.

The forward-looking information contained in this news release speaks only as of the date of this news release. Enerplus does not undertake any obligation to publicly update or revise any forward-looking information contained herein, except as required by applicable laws. Any forward-looking information contained herein are expressly qualified by this cautionary statement. In addition, this news release includes certain guidance of Enerplus with respect to its operations and financial results for the remainder of 2024. Enerplus' outlook and guidance in this news release does not take into account any impact from the closing of the Arrangement, which is anticipated to occur on May 31, 2024, and as such, the actual results from Enerplus' business and operations in such period may change as a result of such closing.

NON-GAAP AND OTHER FINANCIAL MEASURES

Readers are referred to "Non-GAAP and Other Financial Measures" in Enerplus' first quarter 2024 MD&A for supplementary financial measures, which information is incorporated by reference to this new release.

Non-GAAP Financial Measures

This news release includes references to certain non-GAAP financial measures and non-GAAP ratios used by the Company to evaluate its financial performance, financial position or cash flow. Non-GAAP financial measures are financial measures disclosed by a company that (a) depict historical or expected future financial performance, financial position or cash flow of a company, (b) with respect to their composition, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the company, (c) are not disclosed in the financial statements of the company and (d) are not a ratio, fraction, percentage or similar representation. Non-GAAP ratios are financial measures disclosed by a company that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components, and that are not disclosed in the financial statements of the company.

These non-GAAP financial measures and non-GAAP ratios do not have standardized meanings or definitions as prescribed by U.S. GAAP and may not be comparable with the calculation of similar financial measures by other entities.

For each measure, we have: (a) indicated the composition of the measure; (b) identified the most directly comparable GAAP financial measure and provided comparative detail where appropriate; (c) indicated the reconciliation of the measure to the most directly comparable GAAP financial measure to the extent one exists; and (d) provided details on the usefulness of the measure for the reader. These non-GAAP financial measures and non-GAAP ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.

"Adjusted funds flow" is used by Enerplus and is useful to investors and securities analysts in analyzing Enerplus' ability to generate funds to repay debt, pay dividends, and fund future capital investment. The most directly comparable GAAP measure is cash flow from operating activities. Adjusted funds flow is calculated as cash flow from operating activities before asset retirement obligation expenditures and changes in non-cash operating working capital.

	Three months ended March 31,
($ millions)	2024	2023
Cash flow from/(used in) operating activities	$128.7	$241.4
Asset retirement obligation settlements	10.9	6.8
Changes in non-cash operating working capital	33.5	12.2
Adjusted funds flow	$173.1	$260.4

"Adjusted net income/(loss)" is used by Enerplus and is useful to investors and securities analysts in evaluating the financial performance of the company by adjusting for certain unrealized items and other items that the company considers appropriate to adjust given their irregular nature. The most directly comparable GAAP measure is net income/(loss).

	Three months ended March 31,
($ millions)	2024	2023
Net income/(loss)	$66.1	$137.5
Unrealized derivative instrument, foreign exchange and marketable securities (gain)/loss	1.8	4.6
Transaction costs	7.8	—
Tax effect	(2.6)	(1.4)
Adjusted net income/(loss)	$73.1	$140.7

"Free cash flow" is used by Enerplus and is useful to investors and securities analysts in analyzing operating and financial performance, leverage and liquidity. Free cash flow is calculated as adjusted funds flow minus capital spending. The most directly comparable GAAP measure is cash flow from operating activities.

	Three months ended March 31,
($ millions)	2024	2023
Adjusted funds flow(1)	$173.1	$260.4
Capital spending	(126.7)	(138.6)
Free cash flow	$46.4	$121.8

1)	See adjusted funds flow reconciliation above for a breakdown of the adjustments made to cash flow from/(used in) operating activities.

"Net debt" is used by Enerplus and is useful for investors and securities analysts in analyzing overall leverage and financial position at the end of the period. Net debt is calculated as current and long-term debt associated with senior notes plus any outstanding Bank Credit Facilities balances, less cash and cash equivalents. There is no directly comparable GAAP equivalent for this measure.

($ millions)	March 31, 2024	December 31, 2023
Current portion of long-term debt	$80.6	$80.6
Long-term debt	93.5	105.4
Less: Cash and cash equivalents	(33.4)	(66.7)
Net debt	$140.7	$119.3

"Net debt to adjusted funds flow ratio" is used by Enerplus and is useful to investors and securities analysts in analyzing leverage and liquidity. The net debt to adjusted funds flow ratio is calculated as net debt divided by a trailing twelve months of adjusted funds flow. There is no directly comparable GAAP equivalent for this measure, and it is not equivalent to any of our debt covenants.

($ millions)	March 31, 2024	December 31, 2023
Net debt(1)	$140.7	$119.3
Trailing adjusted funds flow	873.9	961.2
Net debt to adjusted funds flow ratio	0.2x	0.1x

(1)	See net debt reconciliation above.

Other Financial Measures

SUPPLEMENTARY FINANCIAL MEASURES

Supplementary financial measures are financial measures disclosed by a company that (a) are, or are intended to be, disclosed on a periodic basis to depict the historical or expected future financial performance, financial position or cash flow of a company, (b) are not disclosed in the financial statements of the company, (c) are not non-GAAP financial measures, and (d) are not non-GAAP ratios. The following section provides an explanation of the composition of those supplementary financial measures if not previously provided:

"Capital spending" Capital and office expenditures, excluding other capital assets/office capital, property and land acquisitions and divestments, and non-cash investing working capital.

"Cash general and administrative expenses" or "Cash G&A expenses" General and administrative expenses that are settled through cash payout, as opposed to expenses that relate to accretion or other non-cash allocations that are recorded as part of general and administrative expenses.

Electronic copies of Enerplus' first quarter 2024 and annual 2023 Financial Statements and associated MD&As, along with other public information including investor presentations, are or will be available on the Company's website at www.enerplus.com. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2024/08/c3189.html

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For further information: Investor Contacts, Drew Mair, 403-298-1707; Krista Norlin, 403-298-4304

CO: Enerplus Corporation

CNW 17:15e 08-MAY-24